SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 25 March 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                               BANK OF IRELAND GROUP

                              Pre Close Statement

                             Year to 31 March 2003

                                    Overview


 - Mid single digit percentage growth in alternative EPS.
 - Good earnings growth in the context of economic slowdown and continuing volatility in world stock markets.
 - Robust performance from core businesses.
 - Bank of Ireland Life and Asset Management performances impacted by equity markets.
 - Positive capital management initiatives.
 - Asset quality remains strong.

"We expect to report strong results for the year which combine excellent asset quality and an improving cost story and capital structure. This will demonstrate clearly the Group's strength and resilience through difficult market conditions."

Mike Soden

Group Chief Executive

                             BANK OF IRELAND GROUP


                                   25 March 2003


Pre Close Briefings with analysts

Bank of Ireland Group will meet analysts ahead of its close period for the year ended 31 March 2003. This statement is issued in advance of these meetings.

Bank of Ireland Group

The Group expects to report mid single digit percentage growth in alternative earnings per share for the year. Pre-tax profits before goodwill amortisation and exceptional items are expected to grow by a similar percentage.

The volatility in the world equity markets experienced in 2002 has had a significant effect on income, and has continued into the first quarter of this calendar year, making forecasting difficult. This trading statement is based on market values at 21 March and includes a negative investment variance of
c. EUR40m in the life assurance business.

Total income is expected to increase by a low single digit percentage. An expected low double digit percentage growth in net interest income has been supported by strong volume growth in our key businesses, with little change expected in the net interest margin. Other income is expected to fall by a mid single digit percentage, principally caused by the downturn in world equity markets, which impacts on the embedded value in our life assurance business and the income earned from assets under management in our fund management business.

Costs and income growth are expected to be broadly similar, with the adverse gap between income growth and cost growth, experienced in previous years, significantly closed.

Alternative earnings per share will exclude the exceptional costs associated with the exit from certain businesses included in the interim results, and the costs of the rationalisation of our UK advice-based businesses.

The Group has undertaken positive capital management initiatives during the year, including the commencement of a rolling share buy back programme and the recent raising of non equity capital.

Asset Quality

The quality of the Group's loan book remains strong despite the various adverse corporate and economic developments during the year. Recent interest rate reductions in the Group's principal markets are a positive factor in underpinning the present robust credit grade profile of the loan portfolio.

The Non-Designated Specific Provision (NDSP) is available, in certain pre-defined circumstances, to offset specific loan losses as they crystallise. A drawing from the NDSP will be made in the current year in Retail Republic of Ireland and Wholesale Financial Services, totalling EUR35m approx.

The loan loss charge and arrears balances as a percentage of the overall loan book are expected to be comparable with the March 2002 position. The loan book remains well diversified, with good asset quality and reflects a prudent and cautious approach to lending and no undue risk concentration.

Review of Businesses

Retail Republic of Ireland

Retail Republic of Ireland is expected to report a strong performance, with a mid-teen percentage pre-tax profit growth. Against the background of a more subdued business environment, this is a very satisfactory outcome and reflects good income growth, a modest increase in costs and continuing sound asset quality.

Lending volumes are expected to show a strong mid-teen percentage increase, driven largely by mortgage lending which has been very buoyant throughout the year. Reflecting the economic environment, other customer lending will show lower growth with a high single digit percentage growth. Resources volumes have performed well and are expected to show high single digit percentage growth at end year. We expect mid single digit growth in total income. With some contraction in net interest margin, interest income is expected to increase by a mid to high single digit percentage. Growth in non-interest income is likely to be mid single digit.

Cost growth is expected to be low single digit on a previous year base, which included Euro implementation costs.

Loan losses while slightly higher in nominal terms, are expected to be lower as a percentage of overall advances.

Bank of Ireland Life

Bank of Ireland Life has enjoyed a successful year in very challenging conditions. Operating profits for the full year are expected to be ahead of the same period last year by a low single digit percentage.

New business sales will be less than last year due to the timing of sales of government special savings contracts. We have made significant gains in market share in 2002, and Bank of Ireland Life is now the leading provider of life assurance to the Irish retail market.

Investment markets have continued to perform poorly and this will be reflected in the negative investment variance of c. EUR40m for the year (March 02, negative EUR8m).

The solvency position of our life business continues to be very strong.

Wholesale Financial Services

Wholesale Financial Services is expected to show high single digit growth in pre-tax profits, a strong performance in current market conditions. Income including share of associates shows mid single digit growth with costs showing low single digit growth on the prior year.

Loan losses as a percentage of average loans are marginally up on the prior year.

Corporate Banking is expected to show very strong profit growth, reflecting a number of large once-off fees in both its domestic and international businesses. Lending volumes are expected to be essentially flat year on year, with a small decline in domestic volumes offset by modest growth in international lending. However, on a constant currency basis, international volumes are expected to show low double digit growth. Net interest margin is expected to be in line with the prior year.

Treasury & International has benefited from a strong trading performance, as interest rates have declined to historically low levels, although PBT is expected to be lower by a high single digit percentage due to the exceptional trading gains of EUR50m in the prior year.

First Rate is expected to show very significant growth in PBT, underpinned by the success of its joint venture with the UK Post Office.

The remaining businesses - IBI Corporate Finance, Private Banking and Davy - are all expected to show a very satisfactory performance for the year.

UK Financial Services

(In Local Currency)

UKFS expects to show low double digit percentage growth in pre-tax profits before exceptional items. This strong performance, in difficult market conditions, is driven by very good growth in personal lending together with improved results in Northern Ireland and Business Financial Services.

Total income is projected to grow by a high single digit percentage, with net interest income increasing strongly and other income showing a mid single digit percentage decline.

Interest margin percentages are expected to be higher than the previous year with low single digit basis points improvement in both asset and liability margins.

The loan book is projected to grow by a low single digit percentage and resources are expected to show a mid single digit percentage decline, in line with margin management strategies that have reduced the degree of price-led funds recruitment. The residential mortgage book is expected to be 25% non-standard by the end of the year.

The impact of difficult market conditions on the division's financial advice businesses depressed other income.

We expect costs to grow by a high single digit percentage, with a positive gap between total income and total cost growth.

The accounts will show an exceptional charge of around GBP95m representing a write-off of goodwill of GBP80m and restructuring costs. This follows the rationalisation and repositioning of Chase de Vere and MX Financial Solutions, which was announced in February of this year.

Asset quality remains strong and the provision for loan losses will be lower than the previous year.

Asset Management Services

The continuing weakness in global equity markets and uncertainties in the global economic and political climates have adversely impacted the value of assets under management in Bank of Ireland Asset Management (BIAM) and Iridian. The financial impact of these declines has been mitigated in part by revenues arising from the high levels of new business generated in BIAM and tight controls on costs.

As a result a low double digit reduction in pre-tax profits is expected in Asset Management Services for the year.

We expect a mid teen percentage decline in pre-tax profit for the year for BIAM which is a solid performance given the declines in equity markets in the period.

Pre-tax profit in Bank of Ireland Securities Services is expected to be similar to last year and the level of new client take-on is very satisfactory.

The Group completed the acquisition of its initial 61% interest in Iridian on 6 September 2002 giving it a presence in the biggest product segment of the US investment market and the Group's share of the results of this business have been consolidated since this date.

Ends

25 March 2003

Preliminary results for the year to 31 March 2003 will be published on Thursday 15 May 2003.



For further information:
John O'Donovan         Group Chief Financial Officer              353 1 632 2054
Fiona Ross             Head of Group Investor Relations           353 1 604 3501
David Holden           Head of Group Corporate Communications     353 1 604 3833


This announcement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish economy and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 25 March 2003